 Filed Pursuant to Rule 424(b)(4)
 Registration No. 333-191820

GYRODYNE
Company of America, Inc.

SUPPLEMENT NO. 2
DATED AUGUST 17, 2015
TO
GYRODYNE
PROXY STATEMENT/PROSPECTUS
DATED JULY 1, 2014

Special Meeting of Shareholders of
Gyrodyne Company of America, Inc.
scheduled to be held on August 20, 2015

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the plan of merger or the transactions contemplated thereby, passed upon the merits or fairness of the plan of merger and the transactions contemplated thereby, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This supplement to the proxy statement/prospectus is dated August 17, 2015 and is first being made publicly available to shareholders on or about August 17, 2015.

Supplement Overview
This Supplement No. 2, which we refer to as this supplement, provides certain supplemental information to the proxy statement/prospectus, dated July 1, 2014 and first mailed to shareholders on or about July 2, 2014 (the “Proxy Statement/Prospectus”), and as previously supplemented by the supplement to the Proxy Statement/Prospectus first mailed to shareholders on or about July 1, 2015 (the “First Supplement”), which together constitute the proxy statement of Gyrodyne Company of America, Inc. for the special meeting and also the prospectus of Gyrodyne, LLC for the common shares representing limited liability company interests in Gyrodyne, LLC to be issued to Gyrodyne shareholders, holders of nontransferable dividend notes and holders of nontransferable interests in Gyrodyne Special Distribution, LLC, in connection with the merger, if it is implemented.
At the special meeting, shareholders will be asked to consider and vote upon the proposal to authorize a proposed Plan of Merger and the transactions contemplated thereby under the New York Business Corporation Law, including the merger of Gyrodyne and GSD into Gyrodyne, LLC (the “Proposal”), and to transact such other business as may properly come before the special meeting or any adjournment thereof.
This supplement is being filed pursuant to a Stipulation of Settlement, which is further described below, regarding the settlement of certain litigation relating to the proposed merger. This supplement does not change the Proposal to be acted upon at the special meeting, which is further described in the Proxy Statement/Prospectus. This supplement contains important supplemental information to the Proxy Statement/Prospectus and should be read in conjunction with the Proxy Statement/Prospectus. Terms used and not otherwise defined in this supplement have the respective meanings ascribed to such terms in the Proxy Statement/Prospectus.
Our board of directors believes that the Proposal being submitted for shareholder action is in the best interests of Gyrodyne and its shareholders and recommends a vote “FOR” the Proposal.
Your vote is very important to us and it is important that your shares be represented at the special meeting. The plan of merger and the transactions contemplated thereby cannot be completed unless shareholders of at least two-thirds of all outstanding shares of Gyrodyne common stock entitled to vote thereon vote in favor of such proposal. If any shareholders have not already submitted a proxy for use at the special meeting, they are urged to do so promptly. No action in connection with this supplement is required by any shareholder who has previously delivered a proxy and who does not wish to revoke or change that proxy.
If you have any questions or need assistance voting your shares of Gyrodyne common stock, please call MacKenzie Partners, Inc., our proxy solicitor, toll-free at 1-800-322-2885.
Proposed Settlement of Litigation
As previously disclosed on page 20 of the First Supplement, on July 3, 2014, a stockholder of the Company filed a putative class action lawsuit against the Company and members of its board of directors (the “Individual Defendants”), and against GSD and Gyrodyne, LLC (collectively, the “Defendants”), in the Supreme Court of the State of New York, County of Suffolk (the “Court”), captioned Cashstream Fund v. Paul L. Lamb, et al., Index No. 065134/2014 (the “Action”). The complaint alleges, among other things, that (i) the Individual Defendants breached their fiduciary duties or aided and abetted the breach of those duties in connection with the merger and (ii) the Company and the Individual Defendants breached their fiduciary duties by failing to disclose material information in the Proxy Statement/Prospectus.
On July 20, 2015, a supplement to the complaint was filed with the Court. In the supplement to the complaint the claims, relief sought, and Defendants remained the same.
On August 14, 2015, the parties to the Action entered into a Stipulation of Settlement (the “Settlement”) providing for settlement of the Action, subject to the Court’s approval.
While the Company believes that no supplemental disclosure is required under applicable laws, the Company has agreed, pursuant to the terms of the Settlement, to make certain supplemental disclosures related to the proposed merger, all of which are set forth below. The Settlement is also contingent upon, among other things, the merger becoming effective under the New York Business Corporation Law. There can be no assurance that the Court will approve the Settlement. In the event that the Settlement is not approved, the Defendants will continue to vigorously defend against the allegations in the Action. If the merger is approved by shareholders and the other conditions to closing are satisfied, it is anticipated that the merger will be consummated prior to any such Court approval regarding the Settlement.

SUPPLEMENTAL DISCLOSURES TO PROXY STATEMENT/PROSPECTUS
In connection with the Settlement of the Action, the Company has agreed to make these supplemental disclosures to the Proxy Statement/Prospectus. This supplemental information should be read in conjunction with the Proxy Statement/Prospectus, which should be read in its entirety.
Background; Strategic Review; PLR
Reference is made to page 26 of the Proxy Statement/Prospectus and the confidentiality agreements entered into with the Company’s two largest shareholders.
The board viewed the opportunity to engage in candid dialogue with key shareholders to be an important source of input on alternatives facing the Company. The presence of the confidentiality agreements permitted the Company to be able to have such dialogue and receive input and reaction to the distribution scenarios being considered in a manner that prohibited the shareholders from trading on the basis of the dialogue before a decision was finally made and publicly announced. Each of Shareholder A and Shareholder B executed a confidentiality agreement with the Company on August 15, 2013. On August 21, 2013, a telephonic meeting was held with Shareholder A by two directors, a representative of Rothschild and counsel to the Company and a physical meeting was held with Shareholder B. At such meetings, Company representatives described the basic proposed transaction structure. Shareholder A expressed basic approval for the structure but indicated a desire for the maximum cash distribution, an accelerated sale of the Company’s properties and a significant cutback in the scope of the Company’s management structure. Shareholder B expressed approval of the structure, with an acknowledgement that a slower property disposition process might help increase value realization. No agreements or understandings were reached with Shareholder A or Shareholder B, but their perspectives were relayed to the full board as part of the process of evaluation.
Reference is made to page 26 of the Proxy Statement/Prospectus with respect to the PLR. A copy of the PLR, which is publicly available and previously was filed with the Securities and Exchange Commission as an exhibit to the registration statement of which the Proxy Statement/Prospectus forms a part, is attached as Annex A to this supplement.
Reference is made to page 26 of the Proxy Statement/Prospectus with respect to the financial effects of the three possible distribution scenarios presented by the Company’s financial advisor and discussed by the directors on September 6, 2013. The financial effects that were considered by the board in reviewing the scenarios consisted, in part, of cash flow analyses, for the 2013 to 2016 period, and the potential effects on Gyrodyne’s share price under each of the three scenarios. The financial effects implied value to Gyrodyne shareholders under a $45 million cash distribution, (scenario 1), compared to a distribution of substantially all of the Company’s estimated cash (approximately $73.2 million) and either distribution of dividend notes (scenario 2) or a full liquidation with distribution of liquidating trust interests (scenario 3). Although the per share value implied by scenario 1 ($77.11) exceeded the value implied by scenario 2 ($65.00) and was within the value range of scenario 3 ($73.50 – $78.26), none of the scenarios reflected the certainty of execution, the potential for asset sales at greater or lesser values than appraised and other subjective considerations.
Solvency Opinion; Certain Projected Financial Information
Reference is made to the Proxy Statement/Prospectus at page 30. We do not as a matter of course make public forecasts or projections as to future performance or earnings covering extended periods. However, certain forward-looking financial information was generated for internal use and was available to Valuation Research and to the board of directors to aid its evaluation of the merger. Specifically, in connection with rendering the Opinion, Valuation Research reviewed operating assumptions and forecasts for the Company for the fiscal years ending 2013 through 2016 (the “Forecast”), which included sources and uses of cash and earnings and cash flow assumptions for the Company. Set forth below for your information is a summary of the Forecast.

The Company’s management prepared an Income Statement Forecast for the fiscal years ending 2013 through 2016, which projected Total Revenue and Net Income as follows:
($ in thousands)	July – Dec. 2013	2014	2015	2016
Total Revenue	$2,528	$5,161	$5,227	$5,385
Net Income	(13,146)	(2,581)	(2,768)	(2,872)
The Company’s management prepared an Statement of Cash Flow Forecast for the fiscal years ending 2013 through 2016, which projected Net Change in Cash as follows:
($ in thousands)	July – Dec. 2013	2014	2015	2016
Net Change in Cash	$(81,894)(1)	$(642)	$(374)	$(382)

(1)
Such amount included distribution of the $68,000,000 special dividend.

Our future financial results may materially differ from those expressed in the Forecast presented above due to factors beyond our ability to control or predict. We cannot assure you that any of these projections will be realized or that our future financial results will not materially vary from the projections. The projections do not take into account any circumstances or events occurring after the date they were prepared and have not been updated since their respective dates of preparation. The forward-looking information does not give effect to any changes or expenses as a result of the merger or any other effects of the merger. They should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.
Furthermore:
•
while presented with numerical specificity, the projections necessarily are estimates based on numerous assumptions, many of which are beyond our control, including with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to our business such as costs associated with legal, administrative and timing matters, which assumptions may not prove to have been, or may no longer be, accurate;

•
the projections were prepared in the context of the business, economic, regulatory, market and financial conditions that existed at the time of their preparation, and have not been updated other than as disclosed in the Proxy Statement/Prospectus and First Supplement to reflect revised prospects for our business, changes in general business, economic, regulatory, market and financial conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time they were prepared; and

•
the projections cover multiple years, and such estimates become inherently less reliable as they extend farther into the future.

The Forecast was not prepared with a view toward public disclosure. While the Forecast did comply with U.S. generally accepted accounting principles, neither an auditor’s opinion nor any other form of assurance was sought or received with respect thereto. The inclusion of this forward-looking information should not be regarded as an indication that the board, Valuation Research or any other recipient of this information considered, or now considers, the projections included therein to be a reliable prediction of future results, nor is it included because we or they believe it should influence your decision whether to vote in favor of the Proposal.

Additional Developments
Rights Offering
Reference is made to page 4 of the First Supplement and to page 86 of the Proxy Statement/Prospectus upon completion of the Rights Offering, the number of shares owned by each of the directors was as follows:
Amount and value of beneficial ownership as of most recent Form 4 Filing
Elliot H. Levine	137
Paul L. Lamb	142,338(1)
Nader G. M. Salour	7,803
Richard B. Smith	1,000
Ronald J. Macklin	14,756
Philip F. Palmedo	39,530(2)

(1)
Mr. Lamb reported indirect ownership of 142,338 shares.

(2)
Mr. Palmedo reported direct ownership of 35,283 shares and indirect ownership of 4,247 shares.

Required Merger Allocations
Reference is made to page 5 of the First Supplement. The other alternatives discussed by the directors at the April 24, 2015 meeting were liquidation of the Company which had significant structural and valuation risks, or attempting to maintain the current structure of the Company and GSD without a merger, which (as discussed in the First Supplement) was determined to have potentially higher costs and lower realized values for the GSD properties then might be realized in an orderly process over time after the merger). Maintenance of the current structure was deemed also much less preferable due to GSD’s additional capital needs, and GSD’s eventual need to provide liquidity to its holders, which could involve termination of the Management Services Agreement. Furthermore, from the perspective of a holder of Gyrodyne common stock, absent a merger, Gyrodyne would retain the Dividend Notes obligations and attendant interest costs without participating in any potential increase in the value of the GSD properties.
Federal Income Tax Consequences
Reference is made to page 27 of the Proxy Statement/Prospectus with respect to the First Special Dividend and to page 31 of the Proxy Statement/Prospectus with respect to the Second Special Dividend. Based on information provided to the Company by the directors, each director (other than Mr. Lamb) filed his 2013 tax return on the basis that such distributions constituted a return of capital, capital gain or ordinary income, depending on his respective tax position. The extended filing date for 2014 has not yet occurred, but the Company believes that each such director (other than Mr. Lamb) will file his 2014 returns on the same such basis. Mr. Lamb’s shares of Gyrodyne were held in tax-deferred retirement accounts and not subject to current taxation.
Additional Information and Where to Find It
You may read and copy any reports, statements or other information that we file with the SEC at the SEC’s public reference room at the following location: Station Place, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You also may obtain copies of those documents at prescribed rates by writing to the Public Reference Section of the SEC at that address. Please call the SEC at (800) SEC-0330 for further information on the public reference room. These SEC filings also are available to the public from commercial document retrieval services and at www.sec.gov. In addition, shareholders may obtain free copies of the documents filed with the SEC by Gyrodyne through the Investor Relations section of our website, www.gyrodyne.com, and the “SEC Filings” tab therein. The information provided on our website is not part of the Proxy Statement/Prospectus, and therefore is not incorporated by reference herein.

You also may obtain any of the documents we file with the SEC, without charge, by requesting them in writing or by telephone from us at the following address:
Gyrodyne Company of America, Inc.
Attn: Investor Relations
One Flowerfield, Suite 24
Saint James, New York 11780
Telephone: (631) 584-5400
Facsimile: (631) 584-7075
If you would like to request documents from us, please do so promptly. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt method, within one business day after we receive your request.
If you have any questions concerning the special meeting, the proposal to be considered at the special meeting, the Proxy Statement/Prospectus or this supplement, or if you would like additional copies of the Proxy Statement/Prospectus or this supplement or need help voting your shares of Gyrodyne common stock, please contact our proxy solicitor: MacKenzie Partners, Inc., toll-free at 1-800-322-2885.

Annex A
Internal Revenue Service Index Number: 1374.00-00, 453.10-02	Department of the Treasury Washington, DC 20224 Third Party Communication: None Date of Communication: Not Applicable
Mr. Frederick C. Braun III President and CEO Gyrodyne Company of America One Flowerfield, Suite 24 St. James, NY 11780	Person To Contact: Arvind Ravichandran, ID No. 1002192331 Telephone Number: (202) 622-4920 Refer Reply To: CC:ITA:B04 PLR-113874-13 Date: AUG 28 2013
LEGEND:
Taxpayer	=	Gyrodyne
State	=	New York
x	=	26.315 million
y	=	167.5 million
z	=	98.685 million
Month 1	=	November 2005
Date 1	=	May 1, 2006
Year 1	=	2012
Dear Mr. Braun:
This letter responds to your request for rulings under § 453 of the Internal Revenue Code and § 1.337(d)-7 of the Income Tax Regulations concerning the $z payment that Taxpayer received as just compensation for property seized by State.
FACTS
During Month 1, State seized property that Taxpayer owned under State eminent domain law and paid Taxpayer $x. Pursuant to that law, Taxpayer treated the $x payment as partial compensation while pursuing a claim against State for just compensation for the seized property. Taxpayer deferred recognition of the gain on the $x payment under § 1033. On Date 1, Taxpayer converted from a C Corporation to a REIT. In Year 1, after vigorous litigation extending over several years, Taxpayer was awarded a final judgment of  $y, of which $z was additional just compensation for the seizure and the remainder was interest and costs. If Taxpayer receives the rulings it has requested, Taxpayer intends to include the gain on the $z payment on its Year 1 federal income tax return.
LAW
Section 453(a) provides, in general, that income from an installment sale is taken into account under the installment method. Under § 453(b) (1) an installment sale means a disposition of property where at least 1 payment is to be received after the close of the taxable year in which the disposition occurs.
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RULINGS
Ruling 1: Based strictly on the facts taken together that Taxpayer’s property was seized by State, Taxpayer vigorously litigated the amount of the just compensation in State courts over several years, and the $z payment was pursuant to an adverse final judgment of the State court, we rule that Taxpayer may properly recognize the gain on the $z payment on its Year 1 federal income tax return, using a method of accounting other than the installment method under § 453.
Ruling 2: Based strictly on Ruling 1, we rule that if Taxpayer reports the $z payment on its Year 1 federal income tax return, the payment will not be subject to tax under § 1.337(d)-7 of the Income Tax Regulations. Section 1374(d)(7)(C).
Except as expressly provided in rulings 1 and 2, we do not express or imply an opinion concerning the tax consequences of any aspect of any transaction or item discussed or referenced in this letter.
This ruling is directed only to the taxpayer requesting it. Section 6110(k)(3) of the Code provides that it may not be used or cited as precedent.
The taxpayer must attach a copy of this letter to any income tax return to which it is relevant. Alternatively, a taxpayer filing its returns electronically may satisfy this requirement by attaching a statement to the return that provides the date and control number of the letter ruling.
The rulings contained in this letter are based upon information and representations submitted by the taxpayer and accompanied by a penalty of perjury statement executed by an appropriate party. While this office has not verified any of the material submitted in support of the request for rulings, it is subject to verification on examination.
In accordance with the Power of Attorney on file with this office, we will send a copy of this letter to your authorized representative.
Sincerely,

Michael J. Montemurro
Chief, Branch 4
Office of Associate Chief Counsel
(Income Tax & Accounting)
cc:
Jody J. Brewster
1440 New York Avenue N.W.
Washington, DC 20005
Industry Director: Rosemary Sereti
Internal Revenue Service
Attn: Industry Director, LB&I:F
Financial Services
290 Broadway, 12th Floor
New York, NY 10007

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